UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-26053
Cusip: 582828 10 9

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

    For Period Ending: September 30, 2002

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable.

PART I. REGISTRANT INFORMATION

Full name of registrant: MDU COMMUNICATIONS INTERNATIONAL, INC.

Former name: not applicable

Address of principal executive office (street and number): 60-D COMMERCE WAY

City, state and zip code: TOTOWA, NEW JERSEY 07512

PART II. RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed):

The Annual Report on Form 10-KSB of MDU Communications International, Inc. (the "Company") for the fiscal year ended September 30, 2002 cannot be timely filed without unreasonable expenses and effort due to the circumstances described herein. As reported in its Report on Form 8-K of February 11, 2002, the Company replaced its independent public accountants, Deloitte & Touché LLP, on January 31, 2002 and subsequently engaged JH Cohn LLP to serve as the Company's independent public accountants. The Company currently needs additional time in order to ensure that its books and records have been properly closed and its filing is accurate and complete. In addition, time is needed in order to allow the Company's predecessor accountant to review the filing and consent to the inclusion of its accountant report for the year ended September 30, 2001. Due to the time involved in coordinating and reviewing the filing, the Company finds itself unable to meet the required deadline.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Bradley D. Holmstrom, (973) 237-9499, x4034

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    MDU COMMUNICATIONS INTERNATIONAL, INC.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: December 30, 2002	/s/ Sheldon Nelson Sheldon Nelson Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).